Exhibit 99.1

Commencement of the Buyback of Equity Shares

TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

December 7, 2022

Dear Sir/Madam,

Sub: Commencement of the Buyback of Infosys Limited ("Company")

This is in furtherance of (i) our letters dated October 13, 2022, disclosing the outcome of the meeting of the board of directors ("Board") of the Company, approving the proposal by the Company to buyback its own fully paid-up equity shares of face value of ₹5/- each ("Equity Share") from the members of the Company (other than the promoters, promoter group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹ 9,300 crore (Rupees Nine Thousand Three Hundred Crore only) ("Maximum Buyback Size") at a price not exceeding ₹1,850/- (Rupees One Thousand Eight Hundred and Fifty only) per Equity Share ("Maximum Buyback Price"), through the open market route through the stock exchanges, in accordance with Companies Act, 2013, as amended, the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended and the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 (the "Buyback Regulations") (the transaction / process herein after referred to as the "Buyback"); and (ii) our letter dated December 6, 2022 regarding submission of public announcement dated December 5, 2022 ("Public Announcement") for the Buyback.

In this regard, we are pleased to inform you that, as disclosed in the Public Announcement, the Company has commenced the Buyback today i.e. December 7, 2022 ("Commencement Date") and will be closing on earlier of (i) the expiry of six months from the Commencement Date; or (ii) when the Company completes the Buyback by deploying the amount equivalent to the Maximum Buyback Size; or (iii) at such earlier date as may be determined by the Board (including a committee thereof, constituted by the Board or persons nominated by the Board / committee to exercise its powers, and / or the powers conferred by the Board resolution in relation to the Buyback), after giving notice of such earlier closure, subject to the Company having deployed an amount equivalent to at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹ 4,650 crore (Rupees Four Thousand Six Hundred and Fifty Crore only) ("Minimum Buyback Size") (even if the Maximum Buyback Size has not been reached or the maximum buyback shares i,e., 5,02,70,270 Equity Shares of the Company have not been bought back), however, that all payment obligations relating to the Buyback shall be completed before the last date for the Buyback.

This is for your information and records and should be treated as compliance with Regulation 30, read with Part A of Schedule III, of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements), Regulations, 2015, as amended.

Thanking You

Yours sincerely,
For **Infosys Limited**

SURYANARAYANA
ANUR GURUGOPALA
RAJU MANIKANTHA

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com